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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)*


                             BKF CAPITAL GROUP, INC.
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    05548G102
                                 --------------
                                 (CUSIP Number)


           John A. Levin                             John C. Kennedy
     John A. Levin & Co., Inc.                    Paul, Weiss, Rifkind,
       One Rockefeller Plaza                      Wharton & Garrison LLP
      New York, New York 10020                 1285 Avenue of the Americas
          (212) 332-8400                      New York, New York 10019-6064
                                                     (212) 373-3000


                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 AUGUST 23, 2005
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 05548G102               SCHEDULE 13D                 Page 2 of 6 Pages
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 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John A. Levin
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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
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 3.    SEC USE ONLY


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 4.    SOURCE OF FUNDS

       Not applicable.
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 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
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 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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                                      7.   SOLE VOTING POWER

                                           476,953 shares of Common Stock
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      229,920 shares of Common Stock
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            430,167 shares of Common Stock
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           229,920 shares of Common Stock
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       706,873 shares of Common Stock
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.2%
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14.    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

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----------------------                                      --------------------
CUSIP NO. 05548G102               SCHEDULE 13D                 Page 3 of 6 Pages
----------------------                                      --------------------


                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D


Item 1.  Security and Issuer

Item 1 is hereby amended by the addition of the following paragraph:

"This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on July 8, 1996 and amended on March 23, 2000 and December 23, 2004 relating to shares of common stock, par value $1.00 per share (the "Common Stock"), of BKF Capital Group, Inc., a Delaware corporation ("BKF"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D."

Item 2.  Identity and Background

No material change.

Item 3.  Source and Amount of Funds or Other Consideration

No material change.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

"On August 23, 2005, Mr. Levin transferred 200,000 shares of Common Stock as a gift to a family foundation of which Mr. Levin is an executive officer and a director."

Item 5.  Interest in Securities of the Issuer

         Mr. Levin's beneficial ownership of Common Stock is as follows:

         (a)    Number of shares beneficially owned:

                706,873

         (b)    Percent of class:

                9.2%(1)


---------------
(1) Such percentage is based upon 7,665,748 shares of Common Stock outstanding, which is the total number of shares as of April 29, 2005.

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CUSIP NO. 05548G102               SCHEDULE 13D                 Page 4 of 6 Pages
----------------------                                      --------------------


         (c)    Number of shares as to which Mr. Levin has:

                (i)     Sole power to vote or to direct the vote:

                        476,953

                (ii)    Shared power to vote or to direct the vote:

                        229,920

                (iii)   Sole power to dispose or to direct the disposition of:

                        430,167

                (iv)    Shared power to dispose or to direct the disposition of:

                        229,920

         Mr. Levin is deemed to be the beneficial owner of 706,873 shares of Common Stock as a result of the following:

                        (a) Mr. Levin directly owns 430,167 shares of Common Stock over which he has sole voting and dispositive power and 46,786 shares of Common Stock over which he has sole voting power only. The 46,786 shares of Common Stock directly owned are unvested shares of restricted common stock that Mr. Levin was granted under the BKF Capital Group, Inc. 1998 Incentive Compensation Plan. Under the Transition/Separation Agreement (as described under Item 6 of this Schedule 13D), it is anticipated that the unvested shares will not vest.

                        (b) 11,596 shares of Common Stock are owned by revocable trusts with respect to which Mr. Levin was the grantor. Mr. Levin shares voting and dispositive power over these shares.

                        (c) 7,311 shares of Common Stock are held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse. Mr. Levin shares voting and dispositive power over these shares.

                        (d) 211,013 shares of Common Stock are owned by a family foundation of which Mr. Levin is an executive officer and a director. Mr. Levin shares voting and dispositive power over these shares.

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CUSIP NO. 05548G102               SCHEDULE 13D                 Page 5 of 6 Pages
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Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Mr. Levin is the beneficial owner of the shares referred to in paragraphs (b), (c) and (d) above.

On August 23, 2005, Mr. Levin transferred 200,000 shares of Common Stock as a gift to a family foundation of which Mr. Levin is an executive officer and a director. Except as stated in this filing, Mr. Levin has not effected any transaction in the shares of Common Stock during the past 60 days."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

"BKF and Mr. Levin entered into a Transition/Separation Agreement (the "Agreement") as of August 23, 2005. Under the Agreement, with respect to unrestricted shares of Common Stock currently held by Mr. Levin, (i) 1/3 of such shares may be contributed by Mr. Levin to any foundation or other entity controlled by him at any time (which shares may not be resold or otherwise transferred by the foundation in any volitional transaction to any third party prior to April 1, 2006); (ii) an additional 1/3 of such shares may be sold or otherwise transferred by Mr. Levin at any time to any party, subject to compliance with any applicable securities laws or other legal restrictions; and
(iii) 1/3 of such shares shall be held by Mr. Levin until the earlier of (x) 36 months following the date of Mr. Levin's resignation as Chief Executive Officer of BKF and (y) 10 days following the termination of the period Mr. Levin serves as a consultant to BKF; provided, however, that if a foundation described in clause (i) above sells or transfers any shares of BKF common stock prior to April 1, 2006 in a non-volitional transaction or otherwise, the number of shares that Mr. Levin may sell under clause (ii) shall be reduced, share-for-share, by the number of shares so sold or transferred by the foundation to the extent that Mr. Levin has not then already sold or transferred all of the shares which he is otherwise permitted to sell under clause (ii).

The Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference."

Item 7.   Exhibits.

The following is filed herewith as an exhibit to this Schedule 13D:

99.1 Transition/Separation Agreement, dated as of August 23, 2005, by and between BKF Capital Group, Inc. and John A. Levin (incorporated by reference to Exhibit 10.1 to BKF's Current Report on Form 8-K dated August 23, 2005).

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CUSIP NO. 05548G102               SCHEDULE 13D                 Page 6 of 6 Pages
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                                   SIGNATURE

After reasonable inquiry and to his best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2005

                                                By: /s/ John A. Levin
                                                    ---------------------
                                                    John A. Levin

                                INDEX TO EXHIBITS


EXHIBIT NO.      DESCRIPTION
-----------      -----------

   99.1 Transition/Separation Agreement, dated as of August 23, 2005, by and between BKF Capital Group, Inc. and John A. Levin (incorporated by reference to Exhibit 10.1 to BKF's Current Report on Form 8-K dated August 23, 2005).